UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

Stephen A. Keen
Reed Smith LLP
435 Sixth Avenue
Pittsburg, PA 15219-1886

Re: Columbia Funds Series Trust— Columbia Money Market Reserves (File No. 811-09645)

Dear Mr. Keen:

Your letter of October 3, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Columbia Money Market Reserves (the "Fund"), a series of the Columbia Funds Series Trust (the "Trust), and N.B. Funding Company LLC (the "Affiliate"), enter into the arrangement summarized below and more fully described in the letter. The Affiliate is a subsidiary of Bank of America Corporation (the "Parent"), that is the parent of the Fund's investment adviser and, therefore, an affiliated person of the Fund as defined in Section 2(a)(3) of the Act.

The Fund is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net

1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that the Fund holds in its portfolio securities that are subject to the events specified in Rule 2a-7(c)(6)(ii)(A) and may hold securities that become subject to such events in the future (any security held by the Fund that is or becomes subject to any such event is referred to as a "Covered Security.") You state further that the Fund's Board of Trustees or Directors, as applicable (the "Board"), including a majority of the trustees or directors who are not interested persons as that term is defined in Section 2(a)(19) of the Act, have determined with respect to each Covered Security currently held by the Fund that, due to unfavorable general market conditions, it would not be in the interests of the Fund to sell the Covered Securities at this time.

In November 2007, after receiving assurances from the staff of the Division of Investment Management, the Fund, certain other affiliated money market funds, and the Affiliate entered into a capital support agreement (the "Agreement"), a form of which was provided to the staff. The Agreement required the Affiliate to make a cash contribution (up to a specified maximum amount) sufficient to restore the Fund's net asset value per share to the minimum permissible net asset value specified in the Agreement, if certain triggering events occurred. The Agreement was intended to limit the potential losses that the Fund (and the affiliated money market funds) may incur upon the ultimate disposition of a Covered Security.

You now seek to amend the Agreement ("Revised Agreement") to (a) reflect that the Agreement is now limited to the Fund, (b) modify the definition of a Covered Security, and (c) increase the contributions payable to the Fund and the maximum contribution amount specified in the Agreement. You state that the Revised Agreement would obligate the Affiliate to make a cash contribution to the Fund in any of the following circumstances (each, a "Contribution Event"): (i) any sale of any Covered Security by the Fund for cash in an amount less than the amortized cost value of the Covered Security; (ii) receipt of a final payment on any Covered Security in an amount less than its amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging an issuer from liability for any Covered Security and providing for payments in an amount less than the amortized cost value of the Covered Security; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Covered Securities if the amortized cost value of the new securities is less than the amortized cost value of the Covered Securities exchanged or replaced.

You represent with respect to the Revised Agreement that:

(i) The Agreement would obligate the Affiliate upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount in the Agreement) in an amount sufficient to restore the Fund's net asset value per share to the minimum permissible net asset value specified in the Agreement;

(ii) The Agreement would be entered into at no cost to the Fund, and the Affiliate would not obtain any shares from the Fund in exchange for its contribution;

(iii) The Fund will sell all the Notes it holds promptly on the business day immediately prior to the termination date of the Agreement, if such sale would trigger a cash contribution under the Agreement; and

(iv) The Board has reviewed and approved the Agreement and has determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

You state that the Affiliate does not have its own credit rating, but that the Affiliate's commitment under the Agreement would be guaranteed by the Parent. You represent with respect to the guaranty that:

(i) If the Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7 because the Parent's obligations qualify as First Tier Securities;

(ii) The Board's delegate, in accordance with rule 2a-7(c)(3)(i), has determined that the guaranty presents minimal credit risks with respect to the Fund; and

(iii) The Agreement would terminate promptly following a change in the Parent's short-term credit ratings such that the Parent's obligations no longer qualify as First Tier Securities.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Fund and the Affiliate enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

Very truly yours,

Dalia Osman Blass
Senior Counsel

4 This letter confirms oral no-action relief provided by the undersigned to Stephen A. Keen on October 3, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

ReedSmith

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886
+1 412 288 3131
Fax +1 412 288 3063

Stephen A. Keen
Direct Phone: +1 412 288 1567
Email: skeen@reedsmith.com

October 3, 2008

Investment Company Act of 1940—
Sections 12(d)(3), 17(a)(1), and 17(d)

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission (SEC)
100 F Street, N.E.
Washington, DC 20549

Re: Columbia Money Market Reserves, a series of Columbia Funds Series Trust (the "Fund")

Dear Mr. Plaze:

We are writing on behalf of NB Funding Company LLC (the "Affiliate"), an affiliated person of the investment adviser of the above-referenced Funds. We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Commission under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate enter into the arrangement described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.00, and each uses the amortized cost method of valuation in valuing its portfolio securities. The Affiliate is a subsidiary of Bank of America Corporation (the "Parent") that is the parent of the Fund's investment adviser. The Parent has received ratings in the highest short-term rating category from all nationally recognized statistical rating organizations ("NRSROs") that rate its obligations.

The Fund currently holds securities that are subject to the events specified in Rule 2a-7(c)(6)(ii)(A) and may hold securities that become subject to such events in the future (any security held by the Fund that is or becomes subject to any such event, is referred to as a "Covered Security.") With respect to each Covered Security currently held by the Fund, in accordance with Rule 2a-7(c)(6)(ii), the Fund's board of trustees or directors, as applicable (the "Board"), including a majority of the trustees or directors who are not "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act ("Independent Directors"), have determined that, due to unfavorable general market conditions, it currently is not in the interest of the Fund to sell such Covered Securities.

To limit the potential losses that the Fund may incur upon the ultimate disposition of a Covered Security, the Affiliate proposes to enter into a Restated Capital Support Agreement (the "Agreement"), at no cost to the Fund, that would prevent any losses realized on the Covered Securities from causing the Fund's market based net asset value per share ("NAV") to fall below the Minimum NAV Per Share specified in the Agreement. The Agreement amends and restates in its entirety the Capital Support Agreement, dated November 14, 2007 (as restated and amended since that date, the "Original Agreement"), among the Affiliate, the Fund and certain other affiliated money market funds. The

Division has previously taken a no-action position with respect to the Agreement in response to a request dated November 14, 2007. The Agreement amends the Original Agreement to (a) reflect that the Agreement is now limited to the Fund, (b) modify the definition of a Covered Security, and (c) increase the contributions payable to the Fund and the Maximum Contribution Amount specified in the Agreement. We are requesting that the Division affirm its no-action position with respect to these amendments.

As with the Original Agreement, upon a sale or other ultimate disposition of a Covered Security,[1] the Agreement would obligate the Affiliate to make a cash contribution to the Fund (up to the Maximum Contribution Amount) sufficient to restore the Fund's NAV to the Minimum NAV Per Share. The Affiliate would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions.

The Agreement will be in the form attached to this letter. The Agreement will terminate on December 13, 2008. The Fund is obligated to sell the Covered Securities on the business day immediately prior to the termination of the Agreement if the sale would require the Affiliate to make a payment to the Fund.

The Parent will provide the Fund with a written guarantee of the Affiliate's obligation to make contributions under the Agreement. The Parent's guarantee will be unconditional and will continue until the termination of the Agreement.

The Board has been presented with and reviewed a draft form of the Agreement and has determined the proposed transaction is in the best interests of the Fund and its shareholders.. In addition, the Board's delegate has determined, based on the Parent's guarantee, that the Affiliate's obligations are Eligible Securities as defined in Rule 2a-7(a)(10); and that the Affiliate's obligations present minimal credit risks under Rule 2a-7(3)(c)(i). The Board has therefore authorized, subject to receipt of the requested no-action position, the Fund to accept the Agreement.

The Board will direct the Fund to sell the Covered Securities if, following any downgrading of the Parent's credit ratings, the Affiliate's obligations would no longer qualify as First Tier Securities and that such sale would require the Affiliate to make a payment to the Fund. If such sale would not require such payment, the Agreement would terminate.

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it and the investment adviser to each of the Fund are common subsidiaries of the Parent. The issuance of the Agreement to the Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to affect any transaction in which such registered investment company is a joint, or joint and several participant, with such person.

---

1 Contributions may be required under the Agreement in the event of (i) a sale of any Covered Securities, (ii) receipt of final payment on any Covered Securities, (iii) a court order discharging liability for any Covered Securities and (iv) an exchange of Covered Securities for other Eligible Securities, in each case where the amount of payments received and/or the market value of the Eligible Securities received is less than the amortize cost value of the Covered Securities.

The Parent's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of the Agreement by the Affiliate to the Fund therefore may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

On behalf of the Fund, the Affiliate and the Parent, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund, the Affiliate or the Parent under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or the rules thereunder, if the Affiliate and the Fund enter into the Agreement, and the Parent guarantees the Agreement, as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at (412) 288-1567.

Very truly yours,

Stephen A. Keen
Reed Smith LLP

Attachment

SAK:mr

APPENDIX A TO NO-ACTION REQUEST

Russell Money Market Fund Holdings of Lehman Notes

NOTE	MATURITY	PAR
LEHMAN BROS DISC 9/15/08	9/15/2008	50,000,000.00
LEHMAN BROS DISC 9/15/08	9/15/2008	25,000,000.00
LEHMAN BROS DISC 9/15/08	9/15/2008	50,000,000.00
LEHMAN BROS DISC 9/15/08	9/15/2008	50,000,000.00
LEHMAN BROS DISC 9/15/08	9/15/2008	50,000,000.00
LEHMAN BROTHER V/R 09/26/08	9/26/2008	50,000,000.00
LEHMAN BROTHER V/R 09/26/08	9/26/2008	7,000,000.00
LEHMAN BRO V/R 03/11/09/USD/	3/11/2009	20,000,000.00
LEHMAN BRO V/R 03/11/09/USD/	3/11/2009	50,000,000.00
LEHMAN BROS HLDGS INC MTN BE VR 040306-040309	4/3/2009	50,000,000.00
LEHMAN BROS HLDGS INC MTN BE VR 040306-040309	4/3/2009	1,000,000.00
TOTAL		**403,000,000.00**
PERCENTAGE OF FUND		**4.89%**

END